Mail Stop 4720

June 7, 2010

Christopher M. Todoroff
Senior Vice President and General Counsel
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

> **Re:** **Humana Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Supplemental Responses filed April 23, 2010 and May 3, 2010**
> **File No. 001-05975**

Dear Mr. Todoroff:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Equity Awards, page 35

1. We note from your response and proxy statement disclosure that the Compensation Committee considers the relativity of pay between all of the Named Executive Officers and the total compensation of the Chief Executive Officer. In addition, you disclose that your internal benchmarking study and considerations regarding the relativity of pay "ensures the integrity of [y]our compensation program throughout [y]our leadership tier." However, it is still unclear what conclusions were drawn from this study, what your objectives are with respect to the relativity of pay between your top executives and the Chief Executive Officer, or why you think these concerns over relativity of pay ensures

the integrity of your compensation program. Please expand your disclosure here as necessary to address these questions.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director